Exhibit 99.1

New Gold Announces Results for 22 Holes at Blackwater Project –
Further Extends Mineralization

June 27, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD)(NYSE AMEX:NGD) today announces the drill results for 22 additional holes on its Blackwater Project in central British Columbia. The results demonstrate the continuity of mineralization to both the northwest and northeast, with strong grades over solid widths. These results include infill and step-out holes drilled within and around the currently defined mineral resource. Highlights include:

Northwest Sector					Northeast Sector
Hole ID	From (metres)	To (metres)	Interval (metres)	Weighted Average Gold Grade (g/t)	Hole ID	From (metres)	To (metres)	Interval (metres)	Weighted Average Gold Grade (g/t)
BW-149	205	435	230	1.41	BW-153	132	304	172	0.91
BW-158	104	263	159	1.29	BW-157	77	217	140	1.27
BW-162	44	362	318	1.39	BW-163	265	330	65	1.45
BW-170	93	270	177	1.10	BW-167	196	246	50	1.11

“The latest results continue to demonstrate good continuity of gold mineralization within the deposit and excellent potential to expand the mineral resource beyond its currently known limits,” stated Mark Petersen, Vice President, Exploration. “As we have significantly increased the Blackwater exploration program for the second half of 2011, we look forward to further results.”

These most recent results comprise drilling that was completed between the announcement (April 4, 2011) and closing (June 1, 2011) of New Gold’s acquisition of Richfield Ventures Corp., that previously held the Blackwater Project. As previously announced, New Gold has increased the drill program for the project and plans to drill 40,000 to 50,000 metres, or approximately 100 holes, in the second half of 2011. The company is budgeting $20 million for this program. New Gold’s exploration program will target both the 100%-owned southern portion of the project and the 75%-owned northern portion, where Silver Quest Resources Ltd. owns the remaining 25%. All 22 holes released today were drilled on the northern portion of the Blackwater property.

New Gold looks forward to providing further updates on the company’s exploration efforts at its Blackwater Project. A Preliminary Economic Assessment is expected by mid-2012.

Drill Hole Data

Drill Hole	From	To	Interval	Au g/t
BW-149	0	31.5	31.5	NA
	31.5	56	24.5	0.17
	56	66	10.0	0.92
	66	143	77.0	0.21
	143	151	8.0	0.82
	151	205	54.0	0.19
	205	434.6	229.6	1.41
Includes	205	210	5.0	2.33
	210	233	23.0	0.34
	233	234	1.0	8.55
	234	278	44.0	0.29
	278	331	53.0	0.61
	331	337	6.0	15.13
	337	348	11.0	1.41
	348	368	20.0	0.38
	368	397	29.0	0.79
	397	407	10.0	2.93
	407	423	16.0	0.91
	423	434.6	11.6	5.53
BW-150	0	3	3.0	NA
	3	127	124.0	0.08
	127	128	1.0	5.55
	128	261	133.0	0.17
	261	271	10.0	0.62
	271	332	61.0	0.08
	332	334	2.0	0.88
	334	340.4	6.4	0.10
BW-151	0	1	1.0	NA
	1	159	158.0	0.10
	159	172	13.0	0.34
	172	208	36.0	0.75
	208	244	36.0	0.36
	244	245	1.0	4.11
	245	339	94.0	0.28
	339	340	1.0	13.60
	340	353.3	13.3	0.20
BW-152	0	3	3.0	NA
	3	86	83.0	0.19
	86	152	66.0	0.71
Includes	85	140	55.0	0.50
	140	141	1.0	8.30
	141	152	11.0	1.03
	152	180	28.0	0.14
	180	186	6.0	1.17
	186	244	58.0	0.15
	244	254	10.0	1.75
	254	383	129.0	0.12

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Drill Hole	From	To	Interval	Au g/t
BW-153	0	9	9	NA
	9	50	41.0	0.11
	50	52	2.0	6.12
	52	87	35.0	0.17
	87	89	2.0	4.48
	89	132	43.0	0.11
	132	304	172.0	0.91
Includes	132	179	47.0	0.79
	179	181	2.0	6.98
	181	227	46.0	0.80
	227	237	10.0	2.14
	237	278	41.0	0.23
	278	291	13.0	2.27
	291	304	13.0	0.70
	304	407.8	103.8	0.08
BW-154	0	9	9.0	NA
	9	226	217.0	0.61
Includes	9	25	16.0	0.34
	25	28	3.0	8.70
	28	70	42.0	0.30
	70	110	40.0	0.87
	110	133	23.0	0.31
	133	161	28.0	0.75
	161	174	13.0	0.32
	174	186	12.0	0.08
	186	226	40.0	0.51
	226	377.3	151.3	0.10
BW-155	0	1	1.0	NA
	1	147	146.0	0.16
	147	175	28.0	0.53
	175	201	26.0	0.38
	201	221	20.0	0.18
	221	222	1.0	3.37
	222	248	26	0.38
	248	375.5	127.5	0.16
BW-156	0	27	27.0	NA
	27	46	19.0	0.39
	46	89	43.0	0.12
	89	100	11.0	0.47
	100	101	1.0	15.00
	101	113	12.0	0.57
	113	135	22.0	0.07
	135	139	4.0	165.38
	139	149	10.0	0.98
	149	211	62.0	0.12
	211	226	15.0	0.53
	226	253	27.0	0.07
	253	273	20.0	0.58
	273	339.4	66.4	0.09

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Drill Hole	From	To	Interval	Au g/t
BW-157	0	10	10.0	NA
	10	19	9.0	1.57
	19	42	23.0	0.17
	42	45	3.0	2.67
	45	77	32.0	0.22
	77	217	140.0	1.27
Includes	77	81	4.0	0.74
	81	82	1.0	9.15
	82	91	9.0	0.39
	91	142	51.0	1.22
	142	147	5.0	7.49
	147	172	25.0	0.84
	172	189	17.0	0.31
	189	217	28.0	1.31
	217	249	32.0	0.21
	249	254	5.0	0.84
	254	303	49.0	0.18
	303	310	7.0	0.85
	310	375.8	65.8	0.11
BW-158	0	1	1.0	NA
	1	104	103.0	0.08
	104	263	159.0	1.29
Includes	104	124	20.0	1.16
	124	125	1.0	46.00
	125	129	4.0	2.28
	129	159	30.0	0.55
	159	160	1.0	27.40
	160	164	4.0	1.07
	164	182	18.0	1.04
	182	204	22.0	0.34
	204	263	59.0	0.75
	263	326	63.0	0.27
	326	371.5	45.5	0.14
BW-159	0	19	19.0	NA
	19	69	50.0	0.19
	69	79	10.0	1.00
	79	161	82.0	0.11
	161	341	180.0	0.85
Includes	161	169	8.0	0.75
	169	170	1.0	25.70
	170	194	24.0	1.29
	194	232	38.0	0.38
	232	233	1.0	9.85
	233	257	24.0	0.76
	257	274	17.0	0.32
	274	284	10.0	0.98
	284	293	9.0	0.27
	293	296	3.0	2.83
	296	311	15.0	0.27
	311	331	20.0	0.69
	331	366.7	35.7	0.17
BW-160	0	11	11.0	NA
	11	58	47.0	0.06
	58	111	53.0	0.28
	111	114	3.0	1.93
	114	144	30.0	0.33
	144	395.6	251.6	0.13

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Drill Hole	From	To	Interval	Au g/t
BW-161	0	4	4.0	NA
	4	269	265.0	0.04
	269	338	69.0	0.64
Includes	269	317	48.0	0.51
	317	338	21.0	0.94
	338	350.5	12.5	0.20
BW-162	0	3	3.0	NA
	3	20	17.0	0.09
	20	29	9.0	0.83
	29	44	15.0	0.18
	44	361.5	317.5	1.39
Includes	44	54	10.0	1.45
	54	55	1.0	15.30
	55	58	3.0	1.44
	58	59	1.0	10.50
	59	73	14.0	0.91
	73	103	30.0	0.52
	103	150	47.0	0.26
	150	169	19.0	1.01
	169	172	3.0	7.27
	172	221	49.0	1.15
	221	236	15.0	0.18
	236	282	46.0	3.31
	282	283	1.0	33.50
	283	317	34.0	1.25
	317	347	30.0	0.27
	347	359	12.0	0.65
	359	360	1.0	10.10
	360	361.5	1.5	1.15
BW-163	0	11	11.0	NA
	11	17	6.0	0.06
	17	24	7.0	1.69
	24	41	17.0	0.33
	41	265	224.0	0.14
	265	330	65.0	1.45
Includes	265	309	44.0	0.64
	309	322	13.0	1.64
	322	323	1.0	20.20
	323	330	7.0	3.56
	330	381	51.0	0.16
	381	389	8.0	1.05
	389	412.4	23.4	0.13
BW-164	0	8	8.0	NA
	8	69	61.0	0.08
	69	72	3.0	1.09
	72	168	96.0	0.14
	168	178	10.0	0.48
	178	208	30.0	0.13
	208	211	3.0	0.83
	211	285	74.0	0.16
	285	289	4.0	0.80
	289	298	9.0	0.32
	298	359	61.0	0.09
	359	360	1.0	4.34
	360	383.0	23.0	0.12

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Drill Hole	From	To	Interval	Au g/t
BW-165	0	4	4.0	NA
	4	115	111.0	0.03
	115	118	3.0	0.77
	118	252	134.0	0.06
	252	279.8	27.8	0.27
BW-166	0	3	3.0	NA
	3	130	127.0	0.04
	130	167	37.0	0.44
	167	197	30.0	0.76
	197	217	20.0	0.41
	217	228	11.0	0.19
	228	235	7.0	0.78
	235	252	17.0	0.23
	252	263	11.0	0.65
	263	307	44.0	0.24
BW-167	0	10	10.0	NA
	10	65	55.0	0.08
	65	76	11.0	0.52
	76	166	90.0	0.10
	166	167	1.0	4.64
	167	184	17.0	0.43
	184	196	12.0	0.23
	196	246	50.0	1.11
Includes	196	238	42.0	0.88
	238	241	3.0	4.13
	241	246	5.0	1.27
	246	269.9	23.9	0.19
BW-168	0	25	25.0	NA
	25	178	153.0	0.09
	178	180	2.0	1.95
	180	253	73.0	0.11
	253	255	2.0	4.84
	255	260	5.0	0.51
	260	401.1	141.1	0.12
BW-169	0	2	2.0	NA
	2	162	160.0	0.08
	162	175	13.0	0.58
	175	247	72.0	0.21
	247	250	3.0	3.81
	250	274	24.0	0.45
	274	353.0	79.0	0.19

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Drill Hole	From	To	Interval	Au g/t
BW-170	0	20	20.0	NA
	20	52	32.0	0.18
	52	53	1.0	7.40
	53	71	18.0	0.20
	71	83	12.0	0.87
	83	93	10.0	0.13
	93	270	177.0	1.10
Includes	93	104	11.0	1.02
	104	115	11.0	0.10
	115	142	27.0	1.45
	142	143	1.0	17.60
	143	157	14.0	0.85
	157	158	1.0	7.70
	158	163	5.0	0.24
	163	164	1.0	8.10
	164	188	24.0	1.18
	188	193	5.0	4.09
	193	248	55.0	0.47
	248	249	1.0	8.30
	249	270	21.0	0.56
	270	294	24.0	0.20
	294	345	51.0	0.56
	345	410	65.0	0.27
	410	436	26.0	0.96
Includes	410	412	2.0	3.11
	412	431	19.0	0.42
	431	436	5.0	2.17
	436	449.5	13.5	0.18

A map outlining the locations of the drill holes is available on New Gold’s website at http://www.newgold.com/Properties/Projects/Blackwater/default.aspx

Quality Assurance

New Gold maintains a Quality Assurance / Quality Control (“QA/QC”) program at the Blackwater Project using industry best practices that are consistent with the QA/QC protocols in use at all of its exploration and development projects. Key elements of New Gold’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to Eco Tech Laboratories in Kamloops, British Columbia. Check analyses are completed by ALS Chemex Laboratories, Vancouver, British Columbia.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and, in June 2011, New Gold acquired the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

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Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of Richfield will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information in this news release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

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